U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITY OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b)or (g) of the Securities Exchange Act of 1934

                         SOUTHERN HERITAGE BANCORP, INC.
                 (Name of Small Business Issuer in its charter)

      Georgia                                                 58-2352014
(State of other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                          Identification No.)

                              3461 Atlanta Highway
                                  P. O. Box 907
                             Oakwood, Georgia 30566
                    (Address of principal executive offices)

                                 (770) 531-1240
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

    Title to each class                         Name of each exchange on which
    to be so registered                         each class is to be registered

--------------------------------                --------------------------------

--------------------------------                --------------------------------

Securities to be registered under Section 12(g) of the Act:

                 Voting common stock, $5.00 par value per share
                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I


ITEM 1.           DESCRIPTION OF BUSINESS.

         The information set forth under Item 1 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                  OPERATION.

         The information set forth under Item 6 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 3.           DESCRIPTION OF PROPERTY.

         The information set forth under Item 2 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

         The information set forth under Item 11 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS.

         The information set forth under Item 9 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 6.           EXECUTIVE COMPENSATION.

         The information set forth under Item 10 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.




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ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The information set forth under Item 12 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 8.           LEGAL PROCEEDINGS.

         The information set forth under Item 3 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 9.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The information set forth under Item 5 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES.

         In February, 1998, the Registrant issued to Lowell S. Cagle, in a private placement one share of the Registrant's Common Stock, $5.00 par value per share, for an aggregate purchase price of $10 in connection with the organization of the Registrant. The sale to Mr. Cagle was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of such Act because it was a transaction by an issuer which did not involve a public offering. Upon completion of the Registrant's public offering, said share of stock was redeemed by the Registrant for a redemption price of $10.

ITEM 11.          DESCRIPTION OF SECURITIES.

General

         The Registrant's Articles of Incorporation authorize the Registrant to issue up to 10,000,000 shares of common stock, par value $5.00 per share, of which there are 878,344 shares outstanding.

         All shares of common stock of the Registrant are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by the Board of Directors, and upon liquidation or dissolution of the Registrant, whether voluntary or involuntary, to share equally in all assets of the Registrant available for distribution to the shareholders. It is not anticipated that the Registrant will pay any cash dividends on the common stock in the near future. Each holder of common stock is entitled to one vote for each share on all matters submitted to the shareholders. Holders of common stock do

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not have any preemptive  right to acquire  authorized but unissued capital stock of the Registrant. There is no cumulative voting, redemption right, sinking fund provision, or right of conversion in existence with respect to the common stock. All shares of the common stock presently outstanding are fully-paid and non-assessable.

     The Articles of Incorporation of the Registrant contain certain provisions which would have the effect of impeding an attempt to change or remove management of the Registrant or to gain control of the Registrant in a transaction not supported by its Board of Directors. The Articles of Incorporation of the Registrant also contain a provision which eliminates the potential personal liability of directors for monetary damages. The Bylaws of the Registrant contain certain provisions which provide indemnification for directors of the Registrant. Each of these provisions is discussed more fully below.

Change in Number of Directors

         Article 7 of the Articles of Incorporation of the Registrant provides that any change in the number of directors of the Registrant, as set forth in its Bylaws, would have to be made by the affirmative vote of 2/3 of the entire Board of Directors or by the affirmative vote of the holders of at least 2/3 of the outstanding shares of common stock.

         Under Georgia law, the number of directors may be increased or decreased from time to time by amendment to the Bylaws, unless the Articles of Incorporation provide otherwise or unless the number of directors is otherwise fixed by the shareholders.

Serial Election of Directors

         The Bylaws of the Registrant provide that the Registrant's Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of the Registrant's having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year, which effectively requires two annual meetings for the Registrant's shareholders to change a majority of the members of the Board.

Removal of Directors

         Article 8 of the Articles of Incorporation of the Registrant provides that directors of the Registrant may be removed during their terms with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of common stock. "Cause" for this purpose is defined as final conviction of a felony, request or demand for removal by any bank regulatory authority having jurisdiction over the Registrant, or determination

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by at least 2/3 of the incumbent directors of the Registrant that the conduct of the director to be removed has been inimical to the best interests of the Registrant.

     Under Georgia law, any or all of the directors of a corporation may be removed with or without cause by the affirmative vote of a majority of the shares represented at a meeting at which a quorum is represented and entitled to vote thereon, unless the Articles of Incorporation provide otherwise.
Limitation of Liability

     Article 10 of the Registrant's Article of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to the Registrant and to the shareholders of the Registrant for breach of a duty as a director. There is no elimination of liability for (a) a breach of duty involving appropriation of a business opportunity of the Registrant, (b) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law, (c) a transaction from which the director derives an improper material tangible personal benefit, or (d) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. Article 10 does not eliminate or limit the right of the Registrant or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

         Article 10 was adopted by the Registrant pursuant to the Georgia Business Corporation Code which allows Georgia corporations, with the approval of their shareholders, to include in their Articles of Incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. Article 10 was included in the Registrant's Articles of Incorporation to encourage qualified individuals to serve and remain as directors of the Registrant. While the Registrant has not experienced any problems in locating directors, it could experience difficulty in the future as the Registrant's business activities increase and diversify. Article 10 was also included to enhance the Registrant's ability to secure liability insurance for its directors at a reasonable cost. While the Registrant intends to obtain liability insurance covering actions taken by its directors in their capacities as directors, the Board of Directors believes that the current director's liability insurance environment, and the environment for the foreseeable future, is characterized by increasing premiums, reduced coverage and an increasing risk of litigation and liability. The Board of Directors believes that Article 10 will enable the Registrant to secure such insurance on terms more favorable than if such a provision were not included in the Articles of Incorporation.




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Supermajority Voting on Certain Transactions

         Under Article 12 of the Articles of Incorporation of the Registrant, with certain exceptions, any merger or consolidation involving the Registrant or any sale or other disposition of all or substantially all of its assets will require the affirmative vote of the holders of at least 2/3 of the outstanding shares of Common stock. However, if the Board of Directors of the Registrant has approved the particular transaction by the affirmative vote of 2/3 of the entire Board, then the applicable provisions of Georgia law would govern and shareholder approval of the transaction would require the affirmative vote of the holders of only a majority of the outstanding shares of common stock entitled to vote thereon.

         The primary purpose of this Article is to discourage any party from attempting to acquire control of the Registrant through the acquisition of a substantial number of shares of common stock followed by a forced merger or sale of assets without negotiation with management. Such a merger or sale might not be in the best interests of the Registrant or its shareholders. This provision may also serve to reduce the risk of a potential conflict of interest between a substantial shareholder on the one hand and the Registrant and its other shareholders on the other.

         The foregoing provision could enable a minority of the Registrant shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some, circumstances, the directors could cause a 2/3 vote to be required to approve the transaction by withholding their consent to such a transaction, thereby enhancing their positions with the Registrant and the Bank. However, of the eleven persons who are directors of the Registrant, only one will be affiliated with the Registrant and the Bank in a full-time management position.

Evaluation of an Acquisition Proposal

         Article 13 of the Registrant's Articles of Incorporation provides that the response of the Registrant to any acquisition proposal made by another party will be based on the Board's evaluation of the best interests of the Registrant and its shareholders. As used herein, the term "acquisition proposal" refers to any offer of another party (a) to make a tender offer or exchange offer for any equity security of the Registrant, (b) to merge or consolidate the Registrant with another corporation, or (c) to purchase or otherwise acquire all or substantially all of the properties and assets owned by the Registrant.

         Article 13 charges the Board, in evaluating an acquisition proposal, to consider all relevant factors, including (a) the expected social and economic effects of the transaction on the employees, customers and other constituents (e.g., suppliers of goods and services) of the Registrant and the Bank, (b) the

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expected  social  and  economic  effects  on the  communities  within  which the
Registrant and the Bank operate, and (c) the consideration being offered by the other corporation in relation (i) to the then current value of the Registrant as determined by a freely negotiated transaction and (ii) to the Board of Directors' then estimate of the Registrant's future value as an independent entity. The enumerated factors are not exclusive, and the Board may consider other relevant factors.

         This Article has been included in the Registrant's Articles of Incorporation because the Bank is charged with providing support to and being involved with the communities it serves, and the Board believes its obligations in evaluating an acquisition proposal extend beyond evaluating merely the consideration being offered in relation to the then market or book value of the common stock. No provisions of Georgia law specifically enumerate the factors a corporation's board of directors should consider in the event the corporation is presented with an acquisition proposal.

         While the value of the consideration offered to shareholders is the main factor when weighing the benefits of an acquisition proposal, the Board believes it appropriate also to consider all other relevant factors. For example, this Article directs the Board to evaluate the consideration being offered in relation to the then current value of the Registrant determined in a freely negotiated transaction and in relation to the Board's then estimate of the future value of the Registrant as an independent concern. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. The Board believes that frequently the consideration offered in such a situation, even though it may be in excess of the then market value (i.e., the value at which shares are then currently trading), it is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms which reflect not only the current value, but also the future value of the Registrant.

         One effect of this Article may be to discourage a tender offer in advance. Often an offeror consults the Board of a target corporation prior to or after commencing a tender offer in an attempt to prevent a contest from developing. In the opinion of the Board, this provision will strengthen its position in dealing with any potential offeror which might attempt to acquire the Registrant through a hostile tender offer. Another effect of this Article may be to dissuade shareholders who might be displeased with the Board's response to an acquisition proposal from engaging the Registrant in costly litigation. This provision, however, does not affect the right of a shareholder displeased with the Board's response to an acquisition proposal to institute litigation against the Registrant and to allege that the Board breached an obligation

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to shareholders by not limiting its evaluation of an acquisition proposal to the value of the consideration being offered in relation to the then market or book value of the common stock.

         Article 13 would not make an acquisition proposal regarded by the Board as being in the best interests of the Registrant more difficult to accomplish. It would, however, permit the Board to determine that an acquisition proposal was not in the best interests of the Registrant (and thus to oppose it) on the basis of the various factors deemed relevant. In some cases, such opposition by the Board might have the effect of maintaining the positions of incumbent management.

Amendment of Provisions

         Any amendment of Articles 7, 8, 10, 12, and 13 of the Registrant's Articles of Incorporation requires the affirmative vote of the holders of at least 2/3 of the outstanding shares of common stock, unless 2/3 of the entire Board of Directors approves the amendment. If 2/3 of the Board approves the amendment, the applicable provisions of Georgia law would govern, and the approval of only a majority of the outstanding shares of common stock would be required.

Indemnification

         The Bylaws of the Registrant contain certain indemnification provisions which provide that directors, officers, employees or agents of the Registrant will be indemnified against expenses actually and reasonably incurred by them if they are successful on the merits of a claim or proceedings.

         When a case or dispute is not ultimately determined on its merits (i.e., it is settled), the indemnification provisions provide that the Registrant will indemnify directors when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director acted in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Board of Directors, the shareholders or independent legal counsel in each specific case.

         The Bylaws of the Registrant also provide that the indemnification rights set forth therein are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. The Registrant can also provide for greater indemnification than that set forth in the Bylaws if it chooses to do so, subject to approval by the

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Registrant's shareholders. The Registrant may not, however, indemnify a director for liability arising out of circumstances which constitute exceptions to limitation of a director's liability for monetary damages.

         The indemnification provisions of the Bylaws specifically provide that the Registrant may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not the Registrant would have had the power to indemnify against such liability.

         The Registrant is not aware of any pending or threatened  action,  suit
or   proceeding   involving   any  of  its   directors  or  officers  for  which
indemnification from the Registrant may be sought.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceedings is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Consistent with the pertinent provisions of the laws of Georgia, the Registrant's Articles of Incorporation provide that the Registrant shall have the power to indemnify its directors and officers against expenses (including attorney's fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to

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indemnification.  A determination  of whether  indemnification  of a director or officer is proper because he or she met the applicable standard of conduct shall be made (a) by the Board of Directors of the Registrant, (b) in certain circumstances, by independent legal counsel in a written opinion, or (c) by the affirmative vote of a majority of the shares entitled to vote.

ITEM 13.          FINANCIAL STATEMENTS.

         The consolidated financial statements, notes thereto and independent auditors' report thereon, all attached as Exhibit 13.1 to the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999, are incorporated by reference in this Form 10-SB Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The information set forth under Item 8 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a)      Financial Statements.

                  The consolidated financial statements of the Registrant for its fiscal year ended December 31, 1999, notes thereto and independent auditors' report thereon, incorporated herein by reference from the Company's 1999 annual report on Form 10-KSB, have been filed as Item 13 of this report.

         (b)      Exhibits:
                  ---------
                                                                 Sequential
                                                                 Page Number

         3.1*              Articles of Incorporation                --
         3.2*              Bylaws                                   --
         21.1              Subsidiaries of the Company.  The
                           sole subsidiary of the Company is
                           Southern Heritage Bank,
                           Oakwood, Georgia, which is
                           wholly-owned by the Company              --
                           of the Company                           --
------------------------
                  *Items 3.1 and 3.2, as listed above, were previously filed by the Company as Exhibits (with the same respective Exhibit Numbers as indicated herein) to the Company's Registration Statement on Form SB-2 (Registration No. 333-47291) filed on
                  March 4, 1998 and such documents are incorporated herein by reference.


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                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                SOUTHERN HERITAGE BANCORP, INC.
                                                (Registrant)


Date:  April 27, 2000                           s/John Evans
                                                John Evans, Treasurer, C.A.O.
                                                and C.F.O.


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